Corporate Development Strategies, Inc.
                  3496 East State Road 28, Frankfurt, IN 46041




                              LETTER OF COMMITMENT
                              --------------------


March 28, 2001


Mr. Andrew Austin
Vice President of Acquisitions
San Diego Office
37Point9, Inc.

Dear Mr. Austin,

Please be advised that Corporate Development Strategies, Inc. is pleased to issue this Firm Letter of Commitment to 37Point9, Inc. in the amount of $5,000,000 (Five Million - USD) based upon the following terms and conditions:

1. The $5,000,000 commitment has three phases: $1.0 Million, then $2.0 Million, then $2.0 Million if needed. These funds which will be held in escrow and will be released within 30 days of Letter of Intent to Merge and/or the actual merger. Distribution of funds will be dictated by the terms of the escrow agreement.

2. Said escrow agreement will further state that a successful merger with NeoNet Marketing Group, LLC be completed before any funds are released. However, these funds are to be available upon the completion of said merger.

3. Funds, when they are "taken down" according to the above schedule, will have an interest rate of prime plus two points, and an amortization schedule of 20 years and a balloon payment due in the 42nd (Forty-second) month of the loan. There will be no penalty for pre-payment.

4. The normal terms and conditions of the ACE Capital Group, Inc. commercial loan program shall apply. These seven conditions listed in Appendix I of this agreement as Ace Capital Conditions of Commitment to Corporate Development Strategies, Inc.

While not a condition of the commitment, it is our understanding that the merger of these companies and the subsequent capitalization increase will be used to retire this debt.

We look forward to working with you and to a long, mutually beneficial relationship.

Sincerely,


/s/ PHILLIP J. BUTLER
Phillip J. Butler
President

                                   APPENDIX I
                                   ----------

 Ace Capital Conditions of Commitment to Corporate Development Strategies, Inc.
 ------------------------------------------------------------------------------

Ace Capital Group, Inc. has made a large commitment to Corporate Development Strategies, Inc. that is more than sufficient to cover the commitment in the foregoing March 28th, 2001, Letter of Commitment.

In order for loans to be funded for the benefit of Corporate Development Strategies, Inc. the following conditions must be met.

1. For each project the Borrower must demonstrate that the project or property has a value not less than 30% over the loan amount.

2.   We hold an equity position in each project of 15%, subject to negotiation.

3. Each project must have Borrowers with the knowledge and experience to make the project work, or have the proper management team for the job.

4. The Loans can have terms from 1 to 5 years no Loan term shall exceed 5 years. Loan shall have a balloon payment due at the end of the term and be amortized over 20 years.

5. The Borrows must have and pay a fee at the time of funding, in the amount equal to 10% of the a amount of the Loan. These funds are paid to Ace Capital and are refunded if the loan does not close. This fee will be used cover the cost and fees of the loan.

6. Mr. Butler, herewith agrees to disclose any additional fees charged to the Borrowers. We agree that our standard fee agreement with Mr. Butler will remain in place.

7.   Each Borrower must be financially responsible for the loan given to them.